Filed by Crown Castle International Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Global Signal Inc. Commission File No.: 001-32168

Cautionary Language Regarding Forward-Looking Statements

This filing and the information contained herein contain forward-looking statements and information that are based on the current expectations of Crown Castle’s management. Such statements include, but are not limited to, plans, projections and estimates regarding (i) the contemplated Crown Castle and Global Signal merger (“Proposed Transaction”), (ii) the timing, integration and closing of the Proposed Transaction, (iii) carrier network demand and planning, (iv) communications regarding the Proposed Transaction, (v) management, board composition and office locations following the Proposed Transaction, (vi) the benefits of the Proposed Transaction, including capacity and coverage enhancements, expected growth, customer value and leasing potential and (vii) the impact of the Proposed Transaction, including the impact on leasing opportunities, customers, and total assets.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by the forward-looking statements contained herein, including: the ability to obtain governmental approvals of the Proposed Transaction on the proposed terms and schedule; the failure of Crown Castle and Global Signal shareholders to approve the Proposed Transaction; the ability of Crown Castle to successfully integrate Global Signal’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Proposed Transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Crown Castle’s and Global Signal’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2005, which are available at the SEC’s website at http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and Crown Castle disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this filing.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Crown Castle plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF CROWN CASTLE AND GLOBAL SIGNAL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CROWN CASTLE, GLOBAL SIGNAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Crown Castle and Global Signal will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Crown Castle and Global Signal, without charge, at the SEC’s website at http://www.sec.gov. These documents may also be obtained for free from Crown Castle by directing a request to Crown Castle International Corp., Investor Relations, 510 Bering Drive, Suite 600, Houston, TX 77057 or for free from Global Signal by directing a request to Global Signal Inc. at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427, Attention: Secretary.

Participants in the Solicitation

Neither Crown Castle nor Global Signal is currently engaged in a solicitation of proxies from the security holders of Crown Castle or Global Signal in connection with the Proposed Transaction. If a proxy solicitation commences, Crown Castle, Global Signal and their respective directors and executive officers and other members of management may be deemed to be participants in such solicitation. Information regarding Crown Castle’s directors and executive officers is available in Crown Castle’s Annual Report on Form 10-K for the year ended December 31, 2005, and the proxy statement, dated April 11, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Information regarding Global Signal’s directors and executive officers is available in Global Signal’s Annual Report on Form 10-K for the year ended December 31, 2005 and the proxy statement, dated April 12, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

From: Masthead mailbox Kelly, John CCIC

Sent: Friday, October 06, 2006 7:01 AM

To: *All CCUSA Employees

Subject: Crown Castle International to Acquire Global Signal

October 6, 2006

Today, Crown Castle announced our intent to merge with Global Signal. This is a milestone in the history of our two companies. Once merged, we will have over 22,000 towers in the U.S. with over 16,000 in the top 100 Basic Trading Area (BTA) markets. With these new complementary tower assets, we will enhance both our capacity and coverage solutions giving us the opportunity to serve our customers even better.

The press release and additional background materials are posted on CCIshare:

http://ccishare.crowncastle.com/sites/home%20team%20site/Announcement/Forms/AllItems.aspx

No doubt, you will have questions on what this means to the business and, to you, as an employee. The entire management team is committed to keeping all employees informed on the progress of this proposed merger through a series of formal and informal communications.

The first of such sessions will be held for Crown Castle employees on Monday, October 9th in the cafeteria at Southpointe and with a conference bridge for remote employees. Additional details of the meeting are outlined below. I will be joined by members of my team to brief you on further details and to respond to any questions you have. Additionally, you are invited to listen in on our investor call at 10 a.m. today. The conference call details can be found below.

I look forward to sharing additional background with you and how this merger will support our vision. Thanks to your hard work and dedication, we continue to receive the highest marks in customer satisfaction from our customers. It is essential that we remain focused, as we have been, on maintaining that strong focus on our customer base as we merge to form an even better company.

What:	All Employee Event
When:	Monday, October 9th 11:00 a.m. – 12:00 noon EST
Where:	Crown Castle Headquarters cafeteria – Lunch will be provided For remote employees—Toll-free Number: 800-240-XXXX
Ask for “All Hands Call 3” Reservation #1107XXXX

What:	Investor Call
When:	Friday, October 6th 10 a.m. – 11 a.m. EST
Webcast:	http://investor.crowncastle.com/medialist.cfm

FAQ

This document is intended for use by the employees of Crown Castle and Global Signal to address many of the questions we anticipate will arise as a result of the proposed merger between Crown Castle and Global Signal. The content of these documents will be updated as and when new information becomes available.

What is the current business environment leading to these merger discussions?

There is a growing demand from wireless carriers for both additional coverage and capacity inventory – this is needed to satisfy and accommodate improvements to network quality, subscriber growth, increasing minutes of use, and new wireless applications being introduced, including wireless data and video services. In addition, the carriers are looking at expanding their wireless networks, using spectrum acquired in the AWS auction, and next generation network builds, including Sprint’s 4G implementation and Clearwire’s broadband wireless network. To be in a position to best serve our customers, additional coverage and capacity inventory is desirable throughout the U.S. in key markets.

Crown Castle and Global Signal each individually have a strong portfolio of tower assets throughout the U.S., supporting a solid and diverse customer base. However, in order to simplify the delivery of sites to our customers, combining these two tower portfolios makes sense. The assets are extremely complimentary, and post-merger the portfolio will cover approximately 70% of the top BTAs, positioning the merged company to better serve our customers.

Why did Crown Castle and Global Signal agree to merge at this time?

The tower industry is strong, as evidenced by year after year growth in revenues. Over the past 5 years, Crown Castle has been focusing on building a strong operational foundation for the business, systems, processes, financial discipline, and providing superior service to our customers. It is the results of these efforts, coupled with the skill, experience and commitment to operational excellence of the people throughout the Crown Castle organization, which have contributed to our strong financial performance with year after year revenue growth on over 11,000 towers throughout the U.S. Given this strong operating performance and market conditions, it was a good time to leverage our expertise in the industry.

With the closing of its recent major agreement with Sprint in May 2005, Global Signal obtained the exclusive right to lease and operate approximately 6,600 additional communications towers located in various major metropolitan areas throughout the U.S. These assets, combined with Global Signal’s already existing base of assets, brought Global Signal’s current inventory of sites to approximately 10,600 towers. Many of these assets are in key western, southeastern and northeastern regions of the country.

Each of Crown Castle and Global Signal has a strong portfolio; however, it is the combined portfolio of over 23,000 towers, including over 16,000 towers in the top 100 BTAs, which will position the merged company with the opportunity to better serve our wireless carrier customers. Upon the close of the merger, we will be the premier tower company, owning the largest base of U.S. tower assets in the top BTAs.

In terms of assets and timing, what can you tell me about the merger agreement between the two companies?

Details of the agreement are covered in the press release. The press release can be reviewed on the Crown Castle website and the Global Signal website.

When do we expect to be operating as one company?

In order to integrate the operations of the two companies into a single operation, considerable planning work must be done. Over the course of the next few months that planning will take place. The current target to complete the merger is the first quarter of 2007, and the integration of the companies will take place following that time. As we get further along in the integration implementation planning, we will have a better sense of the exact date we will be in a position to operate as a single entity. We will provide regular updates to employees on progress against our plans.

Who will head the new company?

Crown Castle senior management will continue in their roles, including John Kelly, current CEO of Crown Castle, as the CEO of the new company, Ben Moreland as the CFO, and Jim Young as President of U.S. Tower Operations.

The board of directors will consist of all eight outside directors from Crown Castle’s existing board of directors and three outside directors from Global Signal, as well as John Kelly, the current CEO at Crown Castle, and Ben Moreland, the current CFO at Crown Castle.

Where will the company be headquartered?

The company headquarters will continue to be in Houston, Texas, with the operating headquarters located in Canonsburg, Pennsylvania (near Pittsburgh) at the current Crown Castle office location. The company will continue to have employees located in regional offices throughout the U.S. as dictated by the needs of the business.

Will there be offices in Sarasota, Florida?

Office locations will be dictated by the needs of the business. Teams planning the integration will assess the most efficient operational and organizational design needed to operate the merged company, taking into account what is in place today and the current and future needs of the business. We cannot guarantee that the merged company will maintain an office in Sarasota.

Now that we have agreed to merge, what happens between now and the anticipated close date?

Up to this point, our joint negotiations have been focused on structuring the financial aspects of the transaction. Now that we have reached an agreement to merge, our next step will be to begin planning the integration implementation activities that will facilitate the integration of the operations and people of the two companies. This stage will require that teams from both companies meet and begin to better understand the aspects of how each company operates so as to define and plan the process of how to integrate, and ultimately operate, the two companies as a single entity.

Does this mean that everyone will be working on the integration of the two companies?

No, not everyone will be on integration implementation planning teams. We must remember that until the merger is closed, both companies remain independent entities. It is our obligation to our customers and our shareholders to deliver our respective 2006 business plans.

The key objective when making the integration team staffing decisions will be to ensure that the most efficient and effective plans are put in place with minimal disruption to the existing business. Staffing of the integration teams will be decided by company management.

Are there rules and laws governing the types of information that can be shared between the two companies and with outside customers and vendors prior to the close of the merger?

Yes, there are very specific rules and laws put in place to govern interactions between two publicly traded companies planning to merge. Prior to the close of the merger, we will remain separate and independent competitors. Details of specific interactions which must be avoided and/or carefully conducted are outlined in the attached document. If you are ever in doubt, refer any and all such requests or questions to Jay Brown at Crown Castle and Steve Osgood at Global Signal.